UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

____________________________

Itronics, Inc.

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(Name of Subject Company (Issuer))

Alternative Liquidity Index LP

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(Names of Filing Person (Purchaser))

Common Stock, $0.001 par value

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(Title of Class of Securities)

465743300

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(CUSIP Number of Class of Securities)

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Jacob Mohs

Alternative Liquidity Index LP

C/O Alternative Liquidity Capital

11500 Wayzata Blvd. #1050

Minnetonka, MN 55305

(888)884-8796

info@alternativeliquidity.net

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(Name, Address and Telephone Number of a Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$10,000	$0.93

* This amount represents the maximum amount of the offer.

☑   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.93	Filing Party: Alternative Liquidity Index LP

Form or Registration No.: SC TO-T	Date Filed: January 19, 2022

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

FINAL AMENDMENT TO TENDER OFFER

This Final Amendment to the Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Alternative Liquidity Index LP (the “Purchaser”), to purchase for cash, subject to the terms and conditions set forth in the Offer to Purchase, up to a maximum of 974,776 shares of Itronics Inc.  (“ITRO” or the “Company”) at a purchase price of $0.01 per share, net cash to the seller, less any applicable withholding taxes and without interest (the “Purchase Price”) and the related Assignment Form.

The Offer expired on March 15, 2022, and no Shares were tendered.

Items 1-11.

The information set forth in the Offer to Purchase, including all schedules and appendices thereto, and the related Assignment Form, is incorporated herein by reference with respect to the Introduction, Items 1-11 of this Schedule TO.

Item 12.MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) Offer to Purchase, dated January 18, 2022*

(a)(2)Assignment Form*

(a)(3)Letter to Shareholders*

(a)(4)      Press Release, dated January 18, 2022, Announcing the Commencement of the Offer*

*Previously filed on January 19

Item 12.            INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 21, 2022
Alternative Liquidity Index LP

By: Alternative Liquidity GP LLC Title: General Partner/Investment Manager

By: /s/ JACOB MOHS

Name: Jacob Mohs
Title: Managing Member of the General Partner